Filed pursuant to Rule 424(b)(3)
File No. 333-280298

AB CarVal Credit Opportunities Fund

(the “Fund”)

Common Shares of Beneficial Interest

Class A Shares

Advisor Shares

Class C Shares

Class U Shares

Supplement dated September 21, 2026

to the Fund’s currently effective Prospectus dated October 28, 2025, as supplemented to date

(the “Prospectus”)

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the Prospectus. You should retain this Supplement with your Prospectus for future reference. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

As previously announced on April 22, 2026, on March 26, 2026, Equitable Holdings, Inc., a Delaware corporation (“Equitable”), the owner of AllianceBernstein, L.P. (“AB”) and the indirect owner of AB CarVal Investors, L.P., the investment adviser to the Fund (the “Adviser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Equitable, Corebridge Financial, Inc., a Delaware corporation (“Corebridge”), and various Corebridge subsidiaries. Equitable and Corebridge have agreed, subject to the terms and conditions of the Merger Agreement, to effect an all-stock merger transaction to combine their respective businesses into a newly formed company (“HoldCo”) (such transaction, the “Merger”). Equitable is the indirect parent of AllianceBernstein Corporation, the general partner of AB. Equitable also holds 68% of the outstanding partnership interests of AB.

The Merger will result in a change of control of the Adviser (the “Change of Control”) within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”). Consistent with the applicable requirements of the 1940 Act, the investment advisory agreement between the Fund and the Adviser will automatically terminate as a result of the Merger due to the Change of Control.

In order to ensure that the existing investment advisory services can continue uninterrupted following the Merger, the Board of Trustees (the “Board”) approved a new investment advisory agreement with the Adviser, in connection with the Merger Agreement (the “New Advisory Agreement”), at a meeting held on June 23, 2026. The Board also agreed to call and hold a special meeting of shareholders on September 1, 2026 (the “Special Meeting”), for shareholders of the Fund to approve the New Advisory Agreement.

At the Special Meeting, shareholders of the Fund approved the New Advisory Agreement. The New Advisory Agreement will not result in any material changes to the Fund’s investment objectives and principal investment strategies.

Currently, AB and its affiliates do not anticipate that the Merger will have a material impact on AB or any affiliate of AB providing services to the Fund, including the Adviser, including with respect to operations, personnel, organizational structure, or capitalization, financial and other resources. AB’s current leadership and key investment teams are expected to stay in place, and no change in senior management’s strategy for the Adviser or AB is anticipated as a result of the implementation of the Merger.